1934 Act Registration No. 1-30702

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2017

Siliconware Precision Industries Co., Ltd.

(Translation of Registrant’s Name Into English)

NO. 123, SEC. 3, DA FONG RD. TANTZU

TAICHUNG, TAIWAN

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐)

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Siliconware Precision Industries Co., Ltd

Date: December 14, 2017	By:	/s/ Ms. Eva Chen
Eva Chen
Chief Financial Officer

EXHIBITS

Exhibit Number	Description of Exhibits

99.1	Unaudited Condensed Interim Consolidated Financial Statements for the Nine Months Ended September 30, 2017

99.2	Operating and Financial Review and Prospects

Exhibit 99.1

SILICONWARE PRECISION INDUSTRIES CO., LTD AND SUBSIDIARIES

UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL

STATEMENTS SEPTEMBER 30, 2016 AND 2017

Address: No.123, Sec. 3, Dafeng Rd., Tanzi Dist., Taichung City 427, Taiwan (R.O.C.)

Telephone: +886-4-2534-1525

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED BALANCE SHEETS (UNAUDITED)

(EXPRESSED IN THOUSANDS OF DOLLARS)

	Note	December 31, 2016	September 30, 2017
		NT$	NT$	US$
				(Note 4)
Current Assets
Cash and cash equivalents	6, 12	$24,476,270	$20,782,614	$685,216
Available-for-sale financial assets, current	10, 12, 37	178,176	—	—
Notes receivable, net	12	23,591	16,574	547
Accounts receivable, net	7, 12, 35	17,354,883	17,420,823	574,376
Other receivables	12	581,630	754,992	24,893
Inventories	8	6,498,832	6,593,510	217,392
Non-current assets held for sale	9,13	387,503	—	—
Other current assets - other	12, 32	950,410	1,041,560	34,341

		50,451,295	46,610,073	1,536,765

Non-current Assets
Available-for-sale financial assets, non-current	10, 12, 37	3,615,658	4,728,180	155,891
Investments accounted for using the equity method	11	2,401,531	2,854,425	94,112
Property, plant and equipment, net	13	65,380,409	64,789,607	2,136,156
Intangible assets	14	175,862	123,461	4,070
Deferred income tax assets		752,712	642,957	21,199
Other non-current assets - other	12	949,840	1,242,006	40,950

		73,276,012	74,380,636	2,452,378

TOTAL ASSETS		$123,727,307	$120,990,709	$3,989,143

Current Liabilities
Short-term loans	12, 18	$2,741,250	$3,479,900	$114,735
Financial liability at fair value through profit or loss - current	12, 15, 37	773,908	346,746	11,432
Accounts payable	12	8,194,647	7,742,849	255,287
Other payables	12, 16, 29	11,896,517	10,893,616	359,170
Current income tax liabilities	27	653,222	500,141	16,490
Current portion of convertible bonds	12, 17, 37	12,712,651	12,144,926	400,426
Current portion of long-term loans	12, 18	3,500,747	2,506,667	82,646
Other current liabilities - other	12	615,497	647,956	21,364

		41,088,439	38,262,801	1,261,550

Non-current Liabilities
Long-term loans	12, 18	14,840,000	13,753,333	453,456
Deferred income tax liabilities		264,360	452,501	14,919
Other non-current liabilities	12, 22	2,414,050	1,947,672	64,216

		17,518,410	16,153,506	532,591

Total Liabilities		58,606,849	54,416,307	1,794,141

Shareholders’ Equity
Capital stock	20	31,163,611	31,163,611	1,027,485
Capital reserve	21	12,641,997	12,642,023	416,816
Retained earnings	22
Legal reserve		10,844,001	11,837,317	390,284
Unappropriated earnings		9,337,450	8,706,943	287,074
Accumulated Other Comprehensive Income	23	1,133,399	2,224,508	73,343

Total Shareholders’ Equity		65,120,458	66,574,402	2,195,002

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		$123,727,307	$120,990,709	$3,989,143

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (UNAUDITED)

(EXPRESSED IN THOUSANDS OF DOLLARS, EXCEPT EARNINGS PER SHARE)

		Nine months ended September 30,
	Note	2016	2017
		NT$	NT$	US$
				(Note 4)
Operating Revenues		$62,934,405	$61,931,600	$2,041,925
Operating Costs	8, 14, 24	(48,812,468)	(49,602,749)	(1,635,435)

Gross Profit		14,121,937	12,328,851	406,490

Operating Expenses	14, 24
Selling expenses		(741,705)	(753,844)	(24,855)
General and administrative expenses		(2,621,826)	(2,322,159)	(76,563)
Research and development expenses		(3,013,824)	(2,897,651)	(95,537)

		(6,377,355)	(5,973,654)	(196,955)

Other income and expenses	25	(184,950)	36,517	1,204

Operating Profit		7,559,632	6,391,714	210,739

Non-operating Income and Expenses
Interest income		110,562	121,006	3,990
Other gains and losses	26	(337,206)	(62,991)	(2,077)
Finance costs	17	(415,785)	(446,362)	(14,717)
Share of gains of associates and joint ventures accounted for using the equity method	11	48,360	74,921	2,470
Dividends income		265,550	204,810	6,753
Gains on disposal of investments	10, 11	217,199	55,369	1,825
Gains on financial liabilities at fair value through profit or loss	15	844,056	427,162	14,084

		732,736	373,915	12,328

Income before Income Tax		8,292,368	6,765,629	223,067
Income Tax Expense	22, 27	(1,038,887)	(949,188)	(31,295)

Net Income		$7,253,481	$5,816,441	$191,772

Other Comprehensive Income	23, 27
Items that may be subsequently reclassified to profit or loss
Exchange difference on translation of foreign financial statements		(860,748)	(209,293)	(6,901)
Unrealized (loss) gain on available-for-sale financial assets		(647,052)	1,058,148	34,888
Share of other comprehensive income (loss) of associates and joint ventures		(80,684)	374,839	12,359
Income tax relating to items that may be reclassified to profit or loss		69,966	(132,585)	(4,371)

Other Comprehensive Income (Loss) for the year, net of tax		(1,518,518)	1,091,109	35,975

Total Comprehensive Income for the year		$5,734,963	$6,907,550	$227,747

Net Income Attributable to:
Owners of the parent		$7,253,481	$5,816,441	$191,772

Total Comprehensive Income Attributable to:
Owners of the parent		$5,734,963	$6,907,550	$227,747

Earnings Per Share (in New Taiwan dollars)	28
Basic		$2.33	$1.87	$0.06

Diluted		$1.84	$1.46	$0.05

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (UNAUDITED)

(EXPRESSED IN THOUSANDS OF DOLLARS)

				Retained Earnings		Other Comprehensive Income
		Capital Stock	Capital Reserve	Legal Reserve	Unappropriated Earnings	Unrealized Gain on Valuation of Available-for- sale Financial Assets	Exchange Difference on Translation of Foreign Financial Statements	Remeasurements of Post- employment Benefit Obligations	Total
		NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$
Nine months ended September 30, 2016
Balance at January 1, 2016		$31,163,611	$15,758,358	$9,967,775	$9,132,550	$3,139,880	$492,982	($125,931)	$69,529,225
Appropriation of earnings for prior years:	22
Legal reserve		—	—	876,226	(876,226)	—	—	—	—
Cash dividends		—	—	—	(8,725,811)	—	—	—	(8,725,811)
Cash distribution from capital reserve	21	—	(3,116,361)	—	—	—	—	—	(3,116,361)
Net income		—	—	—	7,253,481	—	—	—	7,253,481
Other comprehensive income (loss)	23	—	—	—	—	(658,563)	(859,955)	—	(1,518,518)

Total comprehensive income		—	—	—	7,253,481	(658,563)	(859,955)	—	5,734,963

Balance at September 30, 2016		$31,163,611	$12,641,997	$10,844,001	$6,783,994	$2,481,317	($366,973)	($125,931)	$63,422,016

Nine months ended September 30, 2017
Balance at January 1, 2017		$31,163,611	$12,641,997	$10,844,001	$9,337,450	$1,822,158	($415,249)	($273,510)	65,120,458
Appropriation of earnings for prior years:	22
Legal reserve		—	—	993,316	(993,316)	—	—	—	—
Cash dividends		—	—	—	(5,453,632)	—	—	—	(5,453,632)
Changes in other capital reserve		—	26	—	—	—	—	—	26
Net income		—	—	—	5,816,441	—	—	—	5,816,441
Other comprehensive income (loss)	23	—	—	—	—	1,300,596	(209,487)	—	1,091,109

Total comprehensive income		—	—	—	5,816,441	1,300,596	(209,487)	—	6,907,550

Balance at September 30, 2017		$31,163,611	$12,642,023	$11,837,317	$8,706,943	$3,122,754	($624,736)	($273,510)	$66,574,402

Balance at September 30, 2017, in US$		$1,027,485	$416,816	$390,284	$287,074	$102,959	($20,598)	($9,018)	$2,195,002

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

(EXPRESSED IN THOUSANDS OF DOLLARS)

		Nine months ended September 30,
	Note	2016	2017
		NT$	NT$	US$
				(Note 4)
Cash flows from operating activities
Consolidated income before tax		$8,292,368	$6,765,629	$223,067
Adjustments to reconcile consolidated income before tax to net cash provided by operating activities:
Depreciation	13, 24	9,633,210	10,615,817	350,010
Amortization	14, 24	305,896	168,772	5,565
Provision for bad debt expense	7	—	1,673	55
Gains on financial liabilities at fair value through profit or loss	15	(844,056)	(427,162)	(14,084)
Interest expense		415,184	445,738	14,696
Interest income		(110,562)	(121,006)	(3,990)
Dividend income		(265,550)	(204,810)	(6,753)
Share of losses (gains) of associates and joint ventures accounted for using the equity method	11	(48,360)	(74,921)	(2,470)
Gains on disposal of property, plant and equipment	25	(23,929)	(149,561)	(4,931)
Gains on disposal of non-current assets held for sale		—	(19,402)	(640)
Gains on disposal of investment	10, 11	(217,199)	(55,369)	(1,825)
Impairment losses of non-financial assets	25	49,125	76,644	2,527
Foreign currency exchange gains on convertible bonds payable		(570,808)	(785,844)	(25,910)
Foreign currency exchange gains on long-term loan		(237,802)	(237,574)	(7,833)
Changes in assets and liabilities related to the operation
Notes receivable		(11,105)	6,703	221
Accounts receivable		(2,012,802)	(103,003)	(3,396)
Other receivables		(30,293)	(179,112)	(5,905)
Inventories		(1,143,338)	(107,097)	(3,531)
Other current assets - other		89,499	(96,244)	(3,173)
Other non-current assets - other		(62,459)	(182,004)	(6,001)
Accounts payable		1,427,463	(428,421)	(14,125)
Other payables		502,335	(636,734)	(20,993)
Other current liabilities		(35,342)	4,076	134
Other non-current liabilities		67,904	1,073	35

Cash provided by operations		15,169,379	14,277,861	470,750
Interest received		112,276	127,498	4,204
Dividend received		—	195,072	6,432
Interest paid		(178,150)	(225,990)	(7,451)
Income tax paid		(1,434,801)	(1,290,876)	(42,561)

Net cash provided by operating activities		13,668,704	13,083,565	431,374

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

(Continued)

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

(UNAUDITED)

(EXPRESSED IN THOUSANDS OF DOLLARS)

		Nine months ended September 30,
	Note	2016	2017
		NT$	NT$	US$
				(Note 4)
Cash flows from investing activities
Proceeds from disposal of available-for-sale financial assets	10	$1,454,403	$—	$—
Return of capital contribution from avaliable-for-sale financial assets	10	—	176,855	5,831
Proceeds from disposal of non-current assets held for sale	9	—	411,745	13,575
Acquisition of property, plant, and equipment	29	(11,858,794)	(10,626,885)	(350,375)
Proceeds from disposal of property, plant, and equipment		136,561	157,183	5,182
Increase in refundable deposits		(513,400)	(605,942)	(19,978)
Decrease in refundable deposits		199,218	350,550	11,558
Acquisition of intangible assets	14	(52,150)	(14,494)	(478)
Decrease in other non-current assets		27,100	2,300	76

Net cash used in investing activities		(10,607,062)	(10,148,688)	(334,609)

Cash flows from financing activities
Increase in short-term loans		—	2,265,169	74,684
Decrease in short-term loans		—	(1,353,089)	(44,612)
Proceeds from long-term loans		7,000,000	1,000,000	32,970
Repayment of long-term loans		(3,808,721)	(2,993,112)	(98,685)
Increase in deposit-in		7,465	58,499	1,929
Decrease in deposit-in		(107,722)	(29,795)	(982)
Reserve payment for cash dividends and cash distribution from capital	21, 22	(11,842,172)	(5,453,632)	(179,810)

Net cash used in financing activities		(8,751,150)	(6,505,960)	(214,506)

Effect on foreign currency exchange		(324,926)	(122,573)	(4,041)

Net decrease in cash and cash equivalents		(6,014,434)	(3,693,656)	(121,782)
Cash and cash equivalents at the beginning of the period		25,191,374	24,476,270	806,998

Cash and cash equivalents at the end of the period	6	$19,176,940	$20,782,614	$685,216

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2016 AND 2017 (UNAUDITED)

(EXPRESSED IN THOUSANDS OF NEW TAIWAN DOLLARS, EXCEPT EARNINGS PER SHARE)

1.	History and Organization

Siliconware Precision Industries Co., Ltd. (the “Company”) was incorporated as a company limited by shares under the Company Law of the Republic of China (R.O.C.) in May 1984, and has been listed on the Taiwan Stock Exchange since April 1993, and on the NASDAQ National Market under the trading symbol of SPIL since June 2000. The Company is mainly engaged in the assembly, testing and turnkey services of integrated circuits. The address of the registered office is No. 123, Sec. 3, Da Fong Rd., Tantzu, Taichung 427, Taiwan, R.O.C.

2.	The Date of Authorization for Issuance of the Consolidated Financial Statements and Procedures for Authorization

The condensed interim consolidated financial statements have been authorized for issuance by the Audit Committee on December 14, 2017.

3.	The Adoption of New and Amended Standards and Interpretations

A. New Standards and Interpretations Not Yet Adopted

New Standards, Amendments, and Interpretations	Content	Effective Date
IFRS 15, ‘Revenue from contracts with customers’ and amendments

The standard deals with revenue recognition and establishes principles for reporting useful information to users of financial statements about the nature, amount, timing and uncertainty of revenue and cash flows arising from an entity’s contracts with customers. Revenue is recognised when a customer obtains control of a good or service and thus has the ability to direct the use and obtain the benefits from the good or service. The standard replaces IAS 18 ‘Revenue’ and IAS 11 ‘Construction contracts’ and related interpretations.

The amendments to IFRS 15 clarify how to identify a performance obligation (the promise to transfer a good or a service to a customer) in a contract; determine whether a company is a principal (the provider of a good or service) or an agent (responsible for arranging for the good or service to be provided); and determine whether the revenue from granting a license should be recognized at a point in time or over time. In addition to the clarifications, the amendments include two additional reliefs to reduce cost and complexity for a company when it first applies the new Standard.

January 1, 2018

IFRS 9, ‘Financial instruments’	The complete version of IFRS 9 was issued in July 2014. It replaces the guidance in IAS 39 that relates to the classification and measurement of financial instruments. IFRS 9 retains but simplifies the mixed measurement model and establishes three primary measurement categories for financial assets, namely, amortised cost, fair value through other comprehensive income and fair value through profit and loss. The basis of classification depends on the entity’s business model and the contractual cash flow characteristics of the financial asset. Investments in equity instruments are required to be measured at fair value through profit or loss, with the irrevocable option at inception to present changes in fair value in other comprehensive not recycled to profit and loss. There is now a new expected credit losses model that replaces the incurred loss impairment model used in IAS 39. For financial liabilities, there were no changes to classification and measurement except for the recognition of changes in own credit risk in other comprehensive income, for liabilities designated at fair value through profit or loss. IFRS 9 relaxes the requirements for hedge effectiveness by replacing the bright line hedge effectiveness tests. It requires an economic relationship between the hedged item and hedging instrument and for the “hedged ratio” to be the same as the one management actually use for risk management purposes. Contemporaneous documentation is still required but is different to that currently prepared under IAS 39.	January 1, 2018

IFRS 16, ‘Leases’	‘Leases’ addresses the definition of a lease, recognition and measurement of leases and establishes principles for reporting useful information to users of financial statements about the leasing activities of both lessees and lessors. A key change arising from IFRS 16 is that most operating leases will be accounted for on balance sheet for lessees. The standard replaces IAS 17 ‘Leases’, and related interpretations. An entity shall apply IFRS 16 for annual periods beginning on or after January 1, 2019 and earlier application is permitted subject to the entity adopting IFRS 15 ‘Revenue from contracts with customers’ at the same time.	January 1, 2019

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2016 AND 2017 (UNAUDITED)

(EXPRESSED IN THOUSANDS OF NEW TAIWAN DOLLARS, EXCEPT EARNINGS PER SHARE)

We will adopt IFRS 15 and related amendments starting from January 1, 2018, including retrospective application to all contracts that are not yet complete as of January 1, 2018, and anticipate to apply the modified retrospective transition method. Under the modified retrospective transition method, we will recognize the cumulative effect of applying IFRS 15 and related amendments as an adjustment to the opening balance of retained earnings as at the date of initial application. The comparative financial statements of prior periods will be retained as reported under the previous standards.

Presented below is the status of the process we have utilized for the adoption of IFRS 15 and related amendments and the significant implementation matters addressed:

•	We established a global cross-functional project management implementation team to assess all potential impacts of this standard.

•	We are reviewing our current accounting policies and practices to identify potential differences that would result from the application of this standard.

•	Customers and contracts were identified.

•	Evaluation of the contract provisions and the comparison of historical accounting policies and practices to the requirements of the new standard , including the related qualitative disclosures regarding the potential impact of the effects of the accounting policies we expect to apply and a comparison to our current revenue recognition policies, is in process. We expect to complete this process prior to December 31, 2017.

IFRS 15 and related amendments may result in a change to the timing of revenue recognition but, based on our evaluation, the adoption of the new standard is not expected to have a material impact to the opening balance of retained earnings as at the date of initial application. The evaluations of the impact are continuing and we will make disclosures in the Group’s consolidated financial statements and Form 20-F for the year ended December 31, 2017.

We will adopt IFRS 9 starting from January 1, 2018, the Company may elect to apply this Standard either retrospectively to each prior reporting period presented or retrospectively with the cumulative effect of the initial application of this Standard recognized at the date of initial application.

The Company’s investment in equity instruments should be measured at the fair value through profit or loss; this will have direct impact on retained earnings. However, the Company may irrevocably designate an investment in equity instruments that is not held for trading as measured at fair value through other comprehensive income. All relevant gains and losses shall be recognized in other comprehensive income, except for dividends which are recognized in profit or loss. No subsequent impairment assessment is required, and the cumulative gain or loss previously recognized in other comprehensive income cannot be reclassified from equity to profit or loss, and have no impact on retained earnings.

B.	New Standards and Interpretations Adopted

The group has applied the following standards and amendments for the first time for their annual reporting period commencing January 1, 2017:

•	Disclosure Initiative - Amendments to IAS 7

•	Recognition of Deferred Tax Assets for Unrealized Losses - Amendments to IAS 12

•	Annual improvements to IFRSs 2014-2016 cycle - Amendments to IFRS 12

The adoption of these amendments did not have significant impact on the current period or any prior period and is not likely to affect future periods.

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2016 AND 2017 (UNAUDITED)

(EXPRESSED IN THOUSANDS OF NEW TAIWAN DOLLARS, EXCEPT EARNINGS PER SHARE)

4.	Summary of Significant Accounting Policies

The principal accounting policies adopted are consistent with the previous financial year and corresponding interim reporting period, except for the compliance statement, basis of consolidation and additional policies as set out below. These policies have been consistently applied to all the periods presented, unless otherwise stated.

(1)	Compliance Statement

A.	These interim consolidated financial statements have been prepared in accordance with IAS 34 “Interim Financial Reporting” as issued by the International Accounting Standards Board (“IASB”).

B.	This interim financial statements does not include all the notes of the type normally included in an annual financial statements. Accordingly, this financial statements should be read in conjunction with the Company’s annual financial statements for the year ended December 31, 2016.

C.	Convenience Translation into US Dollars

The Group maintains its accounting records and prepares its financial statements in New Taiwan (“NT”) dollars. The United States (“US”) dollar amounts disclosed in the condensed interim consolidated financial statements for the nine months ended September 30, 2017 are presented solely for the convenience of the reader and were translated at the rate of NT$30.33 (in dollars) to US$1.00 (in dollars), which was the noon buying rate as certified for customs purposes by the Federal Reserve Bank of New York on September 29, 2017 as the last quoted rate at the balance sheet date. Such translation amounts are unaudited and should not be construed that the NT dollar amounts represent, or have been, or could be, converted into US dollars at that or any other rate.

(2)	Basis of Consolidation

A.	Basis for preparation of consolidated financial statements

The basis for preparation of the consolidated financial statements is consistent with those of the year ended December 31, 2016.

B.	Subsidiaries included in these condensed interim consolidated financial statements.

			% of ownership held by the named investors as of
Name of investor	Name of subsidiaries	Main operating activities	December 31, 2016	September 30, 2017
The Company	SPIL (B.V.I.) Holding Limited	Investment activities	100%	100%
The Company	Siliconware Investment Co., Ltd.	Investment activities	100%	100%
SPIL (B.V.I.) Holding Limited	Siliconware USA, Inc. (SUI)	Communications and relationship maintenance with companies headquartered in North America	100%	100%
SPIL (B.V.I.) Holding Limited	SPIL (Cayman) Holding Limited	Investment activities	100%	100%
SPIL (Cayman) Holding Limited	Siliconware Technology (Suzhou) Limited	Assembly and testing services	100%	100%
SPIL (Cayman) Holding Limited	Siliconware Electronics (Fujian) Co., Limited (1)	Assembly and testing services	—	100%

(1)	Siliconware Electronics (Fujian) Co., Limited was establlished in July 2017, mainly engaged in assembly and testing services for memory and logic devices with intial captial of US $45,000 thousands.

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2016 AND 2017 (UNAUDITED)

(EXPRESSED IN THOUSANDS OF NEW TAIWAN DOLLARS, EXCEPT EARNINGS PER SHARE)

(3)	Employee Benefits

Pension cost for the interim period is calculated on a year-to-date basis by using the pension cost rate derived from the actuarial valuation at the end of the prior financial year, adjusted for significant market fluctuations since that time and for significant curtailments, settlements, or other significant one-off events.

(4)	Income Tax

The interim period income tax expense is recognized based on the estimated average annual effective income tax rate expected for the full financial year applied to the pretax income of the interim period.

5.	Critical Accounting Estimates and Judgments

The same critical accounting judgments, estimates and key sources of assumption applied in these condensed interim consolidated financial statements are consistent with Note 5 in the consolidated financial statements for the year ended December 31, 2016.

6.	Cash and Cash Equivalents

	As of
	December 31, 2016	September 30, 2017
	NT$	NT$
Cash on hand and petty cash	1,072	1,288
Cash equivalents	3,876,568	5,773,456
Time deposits	20,598,630	15,007,870

	24,476,270	20,782,614

7.	Accounts Receivable, Net

	As of
	December 31, 2016	September 30, 2017
	NT$	NT$
Accounts receivable	17,359,584	17,422,518
Less: Allowance for sales discounts	(3,006)	—
Allowance for doubtful accounts	(1,695)	(1,695)

	17,354,883	17,420,823

The Group assessed that the carrying value of receivables mentioned above are highly likely to be recovered; therefore the credit risk is low. Please refer to Note 35 B for relevant analysis.

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2016 AND 2017 (UNAUDITED)

(EXPRESSED IN THOUSANDS OF NEW TAIWAN DOLLARS, EXCEPT EARNINGS PER SHARE)

Movements on the Group’s allowance for doubtful accounts are as follows:

	For the nine months ended September 30,
	2016	2017
	NT$	NT$
Balance as of January 1,	1,695	1,695
Allowance for doubtful accounts	—	1,673
Write-offs	—	(1,673)

Balance as of September 30,	1,695	1,695

8.	Inventories

	As of
	December 31, 2016	September 30, 2017
	NT$	NT$
Raw materials and supplies	5,885,054	5,825,179
Work in process	613,778	768,331

	6,498,832	6,593,510

	For the nine months ended September 30,
	2016	2017
Expense / loss incurred related to inventories:	NT$	NT$
Cost of goods sold	48,764,853	49,535,317
Decline in market value and loss on obsolescence	50,941	73,817
Others	(3,326)	(6,385)

	48,812,468	49,602,749

9.	Non-current Assets Held for Sale

	As of
	December 31, 2016	September 30, 2017
	NT$	NT$
Plant held for sale	387,503	—

On November 3, 2016, the Board of Directors of the Company resolved to sale the plant and its affiliated equipment of Hsinchu facility phase (No. 15/17, Park Ave. 2, Science-Based Industrial Park, Hsinchu). On December 16, 2016, the Company entered into an agreement to sell the plant to a non-related party. The transfer was completed in March 2017, with a total consideration of $412,000 and the amount has been paid in full. The Company recognized disposal gains of $19,402 on non-current assets in the first quarter of 2017.

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2016 AND 2017 (UNAUDITED)

(EXPRESSED IN THOUSANDS OF NEW TAIWAN DOLLARS, EXCEPT EARNINGS PER SHARE)

10.	Available-for-sale Financial Assets

	As of
	December 31, 2016	September 30, 2017
	NT$	NT$
Current Item:
Fund	178,176	—

Non-current Items:
Common Stock	3,087,019	4,728,180
Depositary Shares	528,639	—

	3,615,658	4,728,180

A.	The Company disposed common stock of available-for-sale financial assets and recognized gains on disposal of $10,256 in the first quarter of 2016. The foreign fund matured in one year was classified from non-current to current assets in the second quarter of 2016. The foreign fund was matured in the first quarter of 2017 and the Company recognized gains on disposal of $53,053. The Company also disposed common stock of available-for-sale financial assets and recognized gains on disposal of $206,943 in third quarter of 2016.

B.	On October 20, 2016, the Board of Directors of ChipMOS Technologies Inc., have approved October 31, 2016 as the merger date with ChipMOS Techinologies (Bermuda) Ltd., with ChipMOS Technologies Inc., be the surviving company. Under the agreement, Shareholders of ChipMOS Technologies (Bermuda) Ltd., will receive US$3.71 dollars of cash and 0.9355 unit of American Depository Shares (“ADS”) in exchange for each share in ChipMOS Technologies (Bermuda) Ltd. Each ADS represents 20 new common shares to be issued by ChipMOS Technologies Inc. The Company regarded the merger as business reorganization in substance and only recognized the premium from the merger of $51,923 as other income. The Company converted all ChipMOS ADSs held by the Company into Common Stock of ChipMOS Technologies Inc. in the second quarter of 2017.

11.	Investments Accounted for Using the Equity Method

		Carrying Amount		% of ownership interest
Associates	Nation of Registration	December 31, 2016	September 30, 2017	December 31, 2016	September 30, 2017
Individually immaterial:		NT$	NT$
Yann Yuan Investment Co., Ltd.	Taiwan, R.O.C.	2,383,512	2,854,425	33.33%	32.21%
ASM Advanced Packaging Materials Pte. Ltd. (AAPM)	Singapore	18,019	—	39.00%	—

		2,401,531	2,854,425

A.	Yann Yuan Investment Co., Ltd. held 45,900 thousands shares of SPIL’s common stock as of December 31, 2016 and September 30, 2017.

In June, 2017, Yann Yuan Investment Co., Ltd. issued new shares, which were not purchased proportionally by the Company. As a result, the ownership of the Company on Yann Yuan Investment Co., Ltd. decreased from 33.33% to 32.21%. The decrease of net equity on this associate in the amount of $6,645 has been deducted from gain on disposal of investment. The interest previously recognized as other comprehensive gains and losses in the amount of $10,425 has been reclassified to investment disposal gains in the second quarter of 2017.

B.	In order to develop new generation substrates and increase substrate supply sources, the Company acquired the shares in AAPM. However, due to the continued losses of AAPM, the carrying amount of investment on AAPM has been written down to $0 as of March 2017.

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2016 AND 2017 (UNAUDITED)

(EXPRESSED IN THOUSANDS OF NEW TAIWAN DOLLARS, EXCEPT EARNINGS PER SHARE)

Since the Company did not subscribe on AAPM’s new shares issued in May 2017, the Company’s percentage of ownership on AAPM has been reduced from 39% to13.7%. In addition, because the Company has no longer served as AAPM’s board of director, the Company lost significant influence over AAPM. Due to AAPM’s fair value cannot be reliably measured by the Company and there is no quoted price in an active market, the Company reclassified the investment on AAPM to available-for-sale financial assets and recognized a disposal loss of $1,464 in the second quarter of 2017.

12.	Financial Instruments by Category

	As of
	December 31, 2016	September 30, 2017
	NT$	NT$
Financial Assets
Loans and receivables
Cash and cash equivalents	24,476,270	20,782,614
Notes receivable	23,591	16,574
Accounts receivable	17,354,883	17,420,823
Other receivables	581,630	754,992
Time deposit pledged as collateral (shown as other current assets - other)	357,400	355,100
Refundable deposit (shown as other non-current assets - other)	501,924	755,013
Available-for-sale financial assets, current	178,176	—
Available-for-sale financial assets, non-current	3,615,658	4,728,180

	47,089,532	44,813,296

Financial Liabilities
Financial liabilities at amortised cost
Short-term loans	2,741,250	3,479,900
Accounts payable	8,194,647	7,742,849
Other payables	11,896,517	10,893,616
Receipts under custody (shown as other current liabilities - other)	76,231	91,038
Deposit received (shown as other current liabilities - other and other non-current liabilities)	38,907	67,463
Convertible bonds	12,712,651	12,144,926
Long-term loans (including the current portion)	18,340,747	16,260,000
Long-term payable (shown as other non-current liabilities)	63,215	5,384
Financial liability at fair value through profit or loss	773,908	346,746

	54,838,073	51,031,922

13.	Property, Plant and Equipment

A.	Carrying amount by category:

	As of
	December 31, 2016	September 30, 2017
	NT$	NT$
Land	2,903,192	2,903,192
Buildings	19,939,679	20,022,356
Machinery and equipment	32,145,342	32,010,018
Other equipment	4,674,862	4,771,566
Construction in progress and equipment awaiting for inspection	5,717,334	5,082,475

	65,380,409	64,789,607

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2016 AND 2017 (UNAUDITED)

(EXPRESSED IN THOUSANDS OF NEW TAIWAN DOLLARS, EXCEPT EARNINGS PER SHARE)

B.	Movement from period beginning to period end

(a)	From January 1, 2016 to September 30, 2016

i. Cost
	Balance at January 1	Additions	Disposals	Transfers	Exchange differences, net	Balance at September 30
	NT$	NT$	NT$	NT$	NT$	NT$
Land	2,903,192	—	—	—	—	2,903,192
Buildings	30,952,914	690,357	(83,379)	1,008,299	(194,563)	32,373,628
Machinery and equipment	74,384,223	5,632,012	(6,047,045)	1,460,334	(847,260)	74,582,264
Other equipment	8,900,324	746,598	(556,115)	379,623	(106,468)	9,363,962
Construction in progress and equipment awaiting for inspection	4,109,542	5,332,870	(420)	(2,848,256)	(96,753)	6,496,983

	121,250,195	12,401,837	(6,686,959)	—	(1,245,044)	125,720,029

ii. Accumulated depreciation and impairment
	Balance at January 1	Depreciation expense	Impairment losses	Disposals	Transfers	Exchange differences, net	Balance at September 30
	NT$	NT$	NT$	NT$	NT$	NT$	NT$
Buildings	11,288,984	1,287,892	—	(83,379)	—	(51,614)	12,441,883
Machinery and equipment	41,253,466	7,364,864	39,895	(6,010,875)	(16,161)	(522,894)	42,108,295
Other equipment	4,402,137	980,454	9,230	(506,225)	16,161	(63,436)	4,838,321

	56,944,587	9,633,210	49,125	(6,600,479)	—	(637,944)	59,388,499

(b)	From January 1, 2017 to September 30, 2017

i. Cost
	Balance at January 1	Additions	Disposals	Transfers	Exchange differences, net	Balance at September 30
	NT$	NT$	NT$	NT$	NT$	NT$
Land	2,903,192	—	—	—	—	2,903,192
Buildings	32,523,010	574,306	—	908,199	(48,578)	33,956,937
Machinery and equipment	75,575,254	5,650,736	(1,752,644)	2,397,795	(183,919)	81,687,222
Other equipment	9,692,330	942,675	(298,736)	380,622	(25,873)	10,691,018
Construction in progress and equipment awaiting for inspection	5,717,334	3,085,803	—	(3,686,616)	(34,046)	5,082,475

	126,411,120	10,253,520	(2,051,380)	—	(292,416)	134,320,844

ii. Accumulated depreciation and impairment
	Balance at January 1	Depreciation expense	Impairment losses	Disposals	Transfers	Exchange differences, net	Balance at September 30
	NT$	NT$	NT$	NT$	NT$	NT$	NT$
Buildings	12,583,331	1,363,883	—	—	—	(12,633)	13,934,581
Machinery and equipment	43,429,912	8,052,537	67,992	(1,738,652)	(8,178)	(126,407)	49,677,204
Other equipment	5,017,468	1,199,397	8,652	(297,914)	8,178	(16,329)	5,919,452

	61,030,711	10,615,817	76,644	(2,036,566)	—	(155,369)	69,531,237

C.	There is no interest capitalized for the nine months ended September 30, 2016 and 2017.

D.	For idle equipment, the Group adopted fair value less cost of disposal method to measure their recoverable amount and recognized impairment loss of $49,125 and $76,644 for the nine months ended September 30, 2016 and 2017, respectively. The recoverable amount of major impaired property, plant and equipment is determined based on the recent quoted prices of assets with similar age and obsolescence that provided by the vendors in secondary market. The recent quoted prices of assets are a level 2 input in terms of IFRS 13 because the secondary market is not very active.

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2016 AND 2017 (UNAUDITED)

(EXPRESSED IN THOUSANDS OF NEW TAIWAN DOLLARS, EXCEPT EARNINGS PER SHARE)

14.	Intangible Assets

A.	Carrying amount by category:

	As of
	December 31, 2016	September 30, 2017
	NT$	NT$
License Fee	31,460	19,288
Software	144,402	104,173

	175,862	123,461

B.	Movement from period beginning to period end

(a)	From January 1, 2016 to September 30, 2016

i. Cost
Item	Balance at January 1	Additions	Disposals	Exchange differences, net	Balance at September 30
	NT$	NT$	NT$	NT$	NT$
License Fee	112,248	—	(4,300)	—	107,948
Software	202,314	52,150	(20,015)	(1,604)	232,845

	314,562	52,150	(24,315)	(1,604)	340,793

ii. Accumulated amortization
Item	Balance at January 1	Additions	Disposals	Exchange differences, net	Balance at September 30
	NT$	NT$	NT$	NT$	NT$
License Fee	58,679	16,265	(4,300)	—	70,644
Software	63,109	46,638	(20,015)	(545)	89,187

	121,788	62,903	(24,315)	(545)	159,831

(b)	From January 1, 2017 to September 30, 2017

i. Cost
Item	Balance at January 1	Additions	Disposals	Exchange differences, net	Balance at September 30
	NT$	NT$	NT$	NT$	NT$
License Fee	107,894	—	(75,095)	—	32,799
Software	239,187	14,494	(16,161)	(403)	237,117

	347,081	14,494	(91,256)	(403)	269,916

ii. Accumulated amortization

Item	Balance at January 1	Additions	Disposals	Exchange differences, net	Balance at September 30
	NT$	NT$	NT$	NT$	NT$
License Fee	76,434	12,172	(75,095)	—	13,511
Software	94,785	54,454	(16,161)	(134)	132,944

	171,219	66,626	(91,256)	(134)	146,455

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2016 AND 2017 (UNAUDITED)

(EXPRESSED IN THOUSANDS OF NEW TAIWAN DOLLARS, EXCEPT EARNINGS PER SHARE)

iii. Amortizations included in operating cost and expense

	For the nine months ended September 30,
	2016	2017
	NT$	NT$
Operating cost	17,385	21,030
Operating expense	45,518	45,596

	62,903	66,626

15.	Financial Liabilities at Fair Value Through Profit or Loss

As of December 31, 2016 and September 30, 2017, the detail of financial liabilities at fair value through profit or loss is as follow:

	As of
	December 31, 2016	September 30, 2017
	NT$	NT$
Conversion option, redemption option and put option of convertible bonds upon initial recognition	774,319	774,319
Valuation adjustments	(411)	(427,573)

	773,908	346,746

For the nine months ended September 30, 2016 and 2017, the Company recognized net gains of $844,056 and $427,162 on financial liabilities at fair value through profit or loss, respectively.

16.	Other Payables

	As of
	December 31, 2016	September 30, 2017
	NT$	NT$
Payables for equipment	3,486,635	3,053,817
Payables for employees’ compensations	3,880,980	3,783,780
Others	4,528,902	4,056,019

	11,896,517	10,893,616

Others represent individually insignificant items such as supplies, maintenance charges, professional service fees and etc., which are presented on an aggregate basis.

17.	Convertible Bonds

As of December 31, 2016 and September 30, 2017, the detail of convertible bonds is as follow:

	As of
	December 31, 2016	September 30, 2017
	NT$	NT$
Unsecured overseas convertible bonds	13,580,212	12,743,536
Less: Discounts on bonds payable	(867,561)	(598,610)
Less: Current portion	(12,712,651)	(12,144,926)

	—	—

For the nine months ended September 30, 2016 and 2017, the convertible bonds interest expenses are $231,422 and $218,119, respectively.

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2016 AND 2017 (UNAUDITED)

(EXPRESSED IN THOUSANDS OF NEW TAIWAN DOLLARS, EXCEPT EARNINGS PER SHARE)

In October 2014, the Company issued the fourth unsecured overseas convertible bonds (the “Bonds”) in US$400,000 thousand. The Bonds are zero coupon bonds with a maturity of 5 years, with par value of US$250 thousand or in any integral multiples thereof.

Key terms and conditions of the Bonds are as follows:

A.	Each holder of the Bonds has the right to convert at any time starting from the day immediately following 40 days after the issue date to 10 days prior to the maturity date, except during legal lock-up period, into newly issued listed common shares or American Depository shares (“ADSs”) at the conversion price NT$53.1038 dollars, determined on the basis of a fixed exchange rate of US$1 to NT$30.392 (in dollar). The conversion price was adjusted to NT$44.1443 dollars as of September 30, 2017.

B.	Unless previously redeemed, repurchased and cancelled, or converted, the Bonds will be redeemed by the Company on the maturity date at an amount equal to 105.11% of the principals, with repayment made in US dollars.

C.	Each holder shall have the right to request the Company repurchase all or any portion of the principal amount thereof of a holder’s Bonds (1) at 103.04% of the principal amount on the third anniversary of the issuance date or (2) at principal amount plus 1% interest compounded semiannually (“Early Redemption Amount”) in the event of a change in control or delisting.

D.	The Company may redeem the Bonds in whole or in part, from 3 years after the issuance date, at a price equal to the Early Redemption Amount, provided that the closing price of the Company’s common shares on the Taiwan Stock Exchange, converted into US dollars at the prevailing exchange rate, on 20 trading days within a period of 30 consecutive trading days, is at least 130% of the Early Redemption Amount divided by the conversion ratio. The Company may, in whole but not in part, redeem all of the Bonds at the Early Redemption Amount in the event that more than 90% of the Bonds have been previously redeemed, converted, or repurchased or cancelled, or in the event of changes in the R.O.C.’s tax rules which result in significant unfavorable tax consequences to the Company.

E.	The Bonds contained a debt host contract, recognized as convertible bonds, and the Bonds Options were aggregately recognized as financial liabilities at fair value through profit or loss. The effective interest rate of the debt host contract was 2.407% and the aggregate fair value of the Bonds Options was $774,319 on initial recognition.

18.	Loans

A.	Short-term Loans

As of
	December 31, 2016	September 30, 2017
	NT$	NT$
Credit loans	2,741,250	3,479,900

Interest rates	1.3250%~1.6440%	1.6764%~2.2372%

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2016 AND 2017 (UNAUDITED)

(EXPRESSED IN THOUSANDS OF NEW TAIWAN DOLLARS, EXCEPT EARNINGS PER SHARE)

B.	Long-term Loans

Loan period and repayment method	As of
	December 31, 2016	September 30, 2017
	NT$	NT$
Syndicated bank loans:
2012.8.10-2017.8.10 Including US$33,333 thousand in December 31, 2016. Repayables in 6 semi- annually installments starting from February 2015	2,162,333	—
Other bank loans:
2013.12.31-2016.12.31 /Extended to 2019.12.30, and increased by $1,000,000 on 2017.01.19 Repayables in 3 semi-annually installments starting from December 2018	1,500,000	2,500,000
2014.8.11-2018.12.13 /Repayables in 5 semi-annually installments starting from December 2016	680,000	510,000
2014.8.11-2018.12.10 /Repayables in 6 semi-annually installments starting from June 2016	1,000,000	750,000
2014.8.11-2019.8.11 /Repayables in 6 semi-annually installments starting from February 2017	1,500,000	1,000,000
2015.7.1-2020.7.1 /Repayables in 6 semi-annually installments starting from January 2018	1,500,000	1,500,000
2015.11.13-2020.11.13 /Repayables in 6 semi-annually installments starting from May 2018	1,000,000	1,000,000
2016.07.19-2021.01.10 /Repayables in 6 semi-annually installments starting from July 2018	3,000,000	3,000,000
2016.07.19-2021.07.19 /Repayables in 6 semi-annually installments starting from January 2019	4,000,000	4,000,000
2016.12.30-2021.12.30 /Repayables in 6 semi-annually installments starting from June 2019	2,000,000	2,000,000
Less:
Arrangement fee of syndicated loans	(1,586)	—
Current portion	(3,500,747)	(2,506,667)

	14,840,000	13,753,333

Interest rate	1.1287%-2.3890%	1.1358%-2.3890%

(1)	In order to fulfill the requirements of operational and capital expenditures, the Company entered into syndicated loan agreements with eleven financial institutions, including Mega International Commercial Bank, the management bank, in August 2012. All long-term loans are with credit periods of five years and are floating interest rate loans.

(2)	Pursuant to the loan agreement, the Company should maintain, on a semi-annual and annual basis, certain debt covenants, such as current ratio, liability ratio as well as the ratio of interest coverage. As of June 30, 2017, the Company is in compliance with all the debt covenants.

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2016 AND 2017 (UNAUDITED)

(EXPRESSED IN THOUSANDS OF NEW TAIWAN DOLLARS, EXCEPT EARNINGS PER SHARE)

19.	Post-employment Benefit

The Group recognized pension costs in respective of defined benefit plans of $100,093 and $37,682 in the consolidated income statements for the nine months ended September 30, 2016 and 2017, respectively.

The Group recognized pension costs in respective of defined contribution plans of $409,168 and $414,949 in the consolidated income statements for the nine months ended September 30, 2016 and 2017, respectively.

20.	Capital Stock

A.	As of December 31, 2016 and September 30, 2017, the authorized capital of the Company was $36,000,000 and the paid-in-capital was $31,163,611 with par value of NT$10 (in dollars) per share.

B.	The Company issued $1,500,000 American Depositary Shares (“ADSs”), represented by 30,000,000 units of ADSs, in June 2000. Each ADS represents five shares of common stock of the Company with an offering price of US$8.49 (in dollars) per ADS. As of December 31, 2016 and September 30 2017, the outstanding ADSs amounted to 37,783,392 units and 35, 830,166 units, respectively. Major terms and conditions of the ADSs are summarized as follows:

(1)	Voting Rights:

ADS holders will have no rights to vote directly in stockholders’ meetings with respect to the Deposited Shares. The Depositary shall provide voting instruction to the Chairman of the Company and vote on behalf of the Deposited shares evidenced by ADSs. If the Depositary receives voting instructions from holders of at least 51% of the outstanding ADSs to vote in the same direction on a resolution, the Depositary will vote in the manner as instructed.

(2)	Distribution of Dividends:

ADS holders are deemed to have the same rights as holders of common shares with respect to the distribution of dividends.

21.	Capital Reserve

A.	Pursuant to the Company Law of the R.O.C., the capital reserve arising from paid-in capital in excess of par on the issuance of stocks, from merger, from the conversion of convertible bonds and from donation shall be exclusively used to cover accumulated deficits or transferred to capital proportionally either in issuing common stock or in returning cash. Other capital reserves shall be exclusively used to cover accumulated deficits. The amount of capital reserve used to increase capital is limited to 10% of the common stock each year when the Company has no accumulated deficits. The capital reserve can only be used to cover accumulated deficits when the legal reserve is insufficient to cover the deficits.

B.	According to the Company Law of the R.O.C., capital reserve is allowed to be transferred to share capital in the following year after the registration of capitalization is approved by the government authority.

C.	Distribution of capital reserve of $3,116,361 (NT$ 1.0 dollar per share) had been resolved at the stockholders’ meeting on May 16, 2016 and it was resolved in the board meeting that July 1st of the same year was the ex-dividend date.

22.	Retained Earnings

A.	According to the Company’s Articles of Incorporation, current year’s earnings before tax, if any, shall be distributed in the following order:

(1)	Payment of taxes and dues;

(2)	Completing the deficit and losses;

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2016 AND 2017 (UNAUDITED)

(EXPRESSED IN THOUSANDS OF NEW TAIWAN DOLLARS, EXCEPT EARNINGS PER SHARE)

(3)	Set aside 10% for statutory surplus reserve, unless the statutory surplus reserve has reached the total capital;

(4)	Set aside or reverse special reserves;

(5)	Any further remaining amount shall be added to the unallocated surplus from the prior year as shareholder dividend and bonus. The Board of Directors shall draft a proposal to distribute the surplus, which shall be approved at a shareholders’ meeting.

B.	Dividends may be distributed by way of cash dividend and stock dividend. Distribution shall be made preferably by way of cash dividend and the amount is subject to the resolution adopted by the Board of Directors and approved at the Shareholders’ Meeting. Dividend distribution to the Company’s shareholders is recognized as liability in the Company’s financial statements in the period in which the dividends are approved.

C.	Legal reserve can only be used to offset deficits or increase capital in issuing common stock or in distributing cash. The amount of legal reserve that may be used to increase capital shall be limited to the portion of the reserve balance exceeding 25% of the capital stock.

D.	In accordance with the R.O.C. Securities and Future Bureau (SFB) regulations, in addition to legal reserve, the Company should set aside a special reserve from the debit balance on other equity items at the balance sheet date before distributing earnings. When debit balance on other equity items is reversed subsequently, the reserved amount could be included in the distributable earnings.

E.	The Taiwan imputation tax system requires that any undistributed current earnings of a company derived on or after January 1, 1998 to be subject to an additional 10% corporate income tax if the earnings are not distributed in the following year. As of December 31, 2016 and September 30, 2017, the undistributed earnings derived on or after the implementation of the imputation tax system were $10,252,276, and $9,209,859, respectively.

F.	As of December 31, 2016 and September 30, 2017, the balances of shareholders’ imputation tax credit account of the Company were $482,903 and $402,689, respectively. The rate of shareholders’ imputation tax credit to undistributed earnings for the earnings distributed in 2016 was 10.50%.

However, the rate is subject to changes based on the balance of shareholders’ imputation tax credit account, the undistributed earnings, and other tax credit amount in accordance with the R.O.C. tax law at the dividend distribution date.

Effective from January 1, 2015, the creditable ratio for individual shareholders residing in the Republic of China will be half of the original creditable ratio according to the revised Article 66-6 of the Income Tax Law.

G.	The distributions of 2015 and 2016 dividends were resolved at the Shareholders’ meeting on May 16, 2016 and June 28, 2017, respectively. Details are summarized below:

	For the Years Ended December 31,
	2015		2016
	Amount	Dividends per share (in NT dollars)	Amount	Dividends per share (in NT dollars)
	NT$		NT$
Provision of Legal reserve	876,226		993,316
Cash dividends	8,725,811	2.80	5,453,632	1.75

The Company’s board of directors resolved August 8, 2017 as the ex-dividend date for the distribution of 2016 earnings. Any information in relation to the Company’s shareholders’ resolution on earnings distribution will be posted in the “Market Observation Post System” on the website of the Taiwan Stock Exchanges (“TSE”).

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2016 AND 2017 (UNAUDITED)

(EXPRESSED IN THOUSANDS OF NEW TAIWAN DOLLARS, EXCEPT EARNINGS PER SHARE)

H.	Since the 2018 Shareholders’ meeting has yet to be held, there is uncertainty on the 2017 earnings distribution. This is to say, the potential tax consequence on the additional 10% tax on undistributed earnings cannot be reasonably estimated yet. In accordance with IAS 12, the Company accrued additional 10% tax on undistributed earnings in full. Income tax effect on dividend distribution is reversed and adjusted to tax expenses and related income tax payables in the following year when shareholders resolve the earnings distribution plan. As of September 30, 2017, the additional 10% tax payable of $495,370 was recognized in “Other non-current liabilities” on the balance sheet.

23.	Other Equity Items

	Unrealized Gain on Valuation of Available-for- sale Financial Assets	Exchange Difference on Translation of Foreign Financial Statements	Remeasurements of Post-employment Benefit Obligations
	NT$	NT$	NT$
As of January 1, 2016	3,139,880	492,982	(125,931)
Share of other comprehensive income of associates
- pretax	(80,684)	—	—
Changes in fair value of financial instruments
- pretax	(407,295)	—	—
- tax	49,369	—	—
Recognition of changes in fair value of financial instruments in profit or loss
- pretax	(239,757)	—	—
- tax	19,804	—	—
Differences in translation - equity method investments
- pretax	—	(860,748)	—
- tax	—	793	—

As of September 30, 2016	2,481,317	(366,973)	(125,931)

	Unrealized Gain on Valuation of Available-for- sale Financial Assets	Exchange Difference on Translation of Foreign Financial Statements	Remeasurements of Post-employment Benefit Obligations
	NT$	NT$	NT$
As of January 1, 2017	1,822,158	(415,249)	(273,510)
Share of other comprehensive income of associates
- pretax	374,839	—	—
- tax	(33,750)	—	—
Changes in fair value of financial instruments
- pretax	1,112,522	—	—
- tax	(112,375)	—	—
Recognition of changes in fair value of financial instruments in profit or loss
- pretax	(54,374)	—	—
- tax	13,734	—	—
Differences in translation - equity method investments
- pretax	—	(210,757)	—
- tax	—	111	—
Other comprehensive income/losses reclassified to profit or loss upon disposal of investments accounted for using the equity method
- pretax	—	1,464	—
- tax	—	(305)	—

As of September 30, 2017	3,122,754	(624,736)	(273,510)

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2016 AND 2017 (UNAUDITED)

(EXPRESSED IN THOUSANDS OF NEW TAIWAN DOLLARS, EXCEPT EARNINGS PER SHARE)

24.	Expenses by Nature

	For the nine months ended September 30,
	2016	2017
	NT$	NT$
Employee benefit expenses
Salaries and bonuses	11,948,413	11,482,192
Post employment benefits	509,261	452,631
Directors’ remuneration	89,670	73,127
Others	1,613,200	1,863,063

	14,160,544	13,871,013

Depreciation and amortization expenses	9,939,106	10,784,589

A.	In accordance with the Company’s Articles of Incorporation, after covering accumulated losses, 10% of the annual profit shall be set aside as employees’ compensation. Additionally, 1% or less of the annual profit shall be set aside as directors’ remuneration. Employees’ compensation (bonus) is payable, in the form of cash or shares, to the payroll employees of the Company or its domestic or foreign subsidiaries over which the Company has 50% or more of voting power, who work substantially during the fiscal year in which the annual profit is generated.

B.	For the nine months ended September 30, 2016 and 2017, employee compensation was accrued at $896,703 and $731,270, respectively.

C.	On February 23, 2017, the Company’s Board of Directors also resolved to distribute employee compensation of $1,271,115 and directors’ remuneration of $127,111, respectively.

D.	If there is a change in the proposed amounts after the annual consolidated financial statements are authorized for issue, the differences are recorded as a change in accounting estimate. The employee compensation and directors’ remuneration of 2016 was all paid in cash. The aforementioned distributed amount is the same as the estimated amount. Information about compensation to employees and the remuneration to directors resolved by the meeting of Board of Directors is available at the Market Observation Post System website.

25.	Other Income and Expenses

	For the nine months ended September 30,
	2016	2017
	NT$	NT$
Gains on disposal of property, plant and equipment and other assets	23,929	149,561
Disposal of non-current assets held for sales	—	19,402
Impairment loss on property, plant and equipment	(49,125)	(76,644)
Others	(159,754)	(55,802)

	(184,950)	36,517

26.	Other Gains and Losses, Net

	For the nine months ended September 30,
	2016	2017
	NT$	NT$
Foreign exchange loss - net	(337,206)	(62,991)

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2016 AND 2017 (UNAUDITED)

(EXPRESSED IN THOUSANDS OF NEW TAIWAN DOLLARS, EXCEPT EARNINGS PER SHARE)

27.	Income Tax

A.	Income taxes recognized in profit or loss for the nine months ended September 30, 2016 and 2017 are as follows:

	For the nine months ended September 30,
	2016	2017
	NT$	NT$
Current income tax expense
Recognition for the current period	938,361	782,488
Provision of additional 10% tax on undistributed earnings	639,383	848,860
Reversal of additional 10% tax on undistributed earnings due to dividend distribution	(788,603)	(904,395)
Income tax adjustments for prior years	(6,336)	(6,759)
	782,805	720,193

Deferred income tax expense
Temporary differences	256,082	228,994

Income tax expense recognized in profit or loss	1,038,887	949,188

B.	Income taxes recognized in other comprehensive income for the nine months ended September 30, 2016 and 2017 are as follows:

	For the nine months ended September 30,
	2016	2017
	NT$	NT$
Unrealized gain on valuation of available-for-sale financial assets	69,173	(98,641)
Share of other comprehensive income of associates	—	(33,750)
Exchange difference on translation of foreign financial statements	793	(194)

	69,966	(132,585)

C.	The Company has met the requirement of “Incentives for Emerging Important Strategic Industries in Manufacturing and Technology Services” for its capitalization plans in 2007 and is exempted from income tax for revenues arising from the assembly and testing of certain integrated circuit products for a five-year period. The Company selected 2015 as the starting periods of the five-year income tax exemptions, which became (becomes) expired in December 2019. As a result of the above tax holiday, the net income was higher by $326,593 (NT$0.10 dollar per share), $255,160 (NT$0.08 dollar per share) for the nine months ended September 30, 2016 and 2017, respectively.

D.	The income tax returns of the Company have been assessed and approved by the Tax Authority through 2015.

E.	According to the amended Enterprise Income Tax Law of the Peoples’ Republic of China, effective January 1, 2008, the tax rate applicable to entities like Siliconware Technology (Suzhou) Limited and Siliconware Electronics (Fujian) Co., Limited are 25%.

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2016 AND 2017 (UNAUDITED)

(EXPRESSED IN THOUSANDS OF NEW TAIWAN DOLLARS, EXCEPT EARNINGS PER SHARE)

28.	Earnings Per Share (EPS)

	For the nine months ended September 30, 2016
	Income after tax	Weighted average outstanding common stock	Earnings per share (in dollars)
	NT$	(in thousands)	NT$
Basic earnings per share
Net income	7,253,481	3,116,361	2.33

Dilutive effect of employee compensation	—	21,855
Convertible bonds	(982,258)	265,677

Diluted earnings per share	6,271,223	3,403,893	1.84

	For the nine months ended September 30, 2017
	Income after tax	Weighted average outstanding common stock	Earnings per share (in dollars)
	NT$	(in thousands)	NT$
Basic earnings per share
Net income	5,816,441	3,116,361	1.87

Dilutive effect of employee compensation	—	20,283
Convertible bonds	(825,756)	275,388

Diluted earnings per share	4,990,685	3,412,032	1.46

A.	Basic earnings per share is calculated by dividing the profit attributable to equity holders of the Company by the weighted average number of ordinary shares in issue during the period excluding ordinary shares held as treasury stocks.

B.	Diluted earnings per share is calculated by adjusting the weighted average ordinary shares oustanding to assume conversion of all dilutive potential ordinary shares.

C.	As employees’ compensation (bonus) could be distributed in the form of stock, the diluted EPS computation shall include those estimated shares that would be increased from employees’ stock bonus issuance in the weighted-average number of common shares outstanding during the reporting year, which taking into account the dilutive effects of stock bonus on potential common shares; whereas, basic EPS shall be calculated based on the weighted-average number of common shares outstanding during the reporting year that include the shares of employees’ stock bonus for the appropriation of prior year earnings, which have already been resolved at the stockholders’ meeting held in the reporting year. Since capitalization of employees’ compensation (bonus) no longer belongs to distribution of stock dividends (or retained earnings and capital reserve capitalized), the calculation of basic EPS and diluted EPS for all periods presented shall not be adjusted retroactively.

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2016 AND 2017 (UNAUDITED)

(EXPRESSED IN THOUSANDS OF NEW TAIWAN DOLLARS, EXCEPT EARNINGS PER SHARE)

29.	Supplemental Cash Flow Information

A.	Investing activities with partial cash payments

	For the nine months ended September 30
	2016	2017
	NT$	NT$
Purchase of property, plant and equipment	12,401,837	10,253,520
Decrease in prepayment for equipment	(14,603)	(34,935)
(Increase)/Decrease in equipment payable, net	(469,429)	432,818
Effect of foreign currency exchange	(59,011)	(24,518)

Current cash payment	11,858,794	10,626,885

B.	Reconciliation of liabilities arising from financing activities

	As of January 1, 2017	Cash flows	Non-Cash Charges				As of September 30, 2017
			Foreign exchange movement	Fair Value Changes	Amortization of discount	Amortization of syndicated loans fee
	NT$	NT$	NT$	NT$	NT$	NT$	NT$	US$
Long-term loans (include the current portion)	18,340,747	(1,993,112)	(89,221)	—	—	1,586	16,260,000	536,102
Short-term loans	2,741,250	912,080	(173,430)	—	—	—	3,479,900	114,735
Convertible bonds (include the current portion)	12,712,651	—	(785,844)	—	218,119	—	12,144,926	400,426
Refundable deposits	38,907	28,704	(148)	—	—	—	67,463	2,224

Total liabilities from financing activities	33,833,555	(1,052,328)	(1,048,643)	—	218,119	1,586	31,952,289	1,053,487

Financial liability at fair value through profit or loss	773,908	—	—	(427,162)	—	—	346,746	11,432

30.	Operating Leases

The Company leases several parcels of land from the Science Park Administration with expiration dates between December 2023 and December 2034. The Company can renew the leases upon expiration. The Company also entered into lease agreements for its buildings and certain machinery and equipment. Siliconware Technology (Suzhou) Limited also entered into lease agreements for its land use right and certain machinery and equipment. For the nine months ended September 30, 2016 and 2017, the Company recognized rental expense amounted to $475,335 and $542,581, respectively.

31.	Related Party Transactions

Inter-company transactions and balance on transactions between group companies are eliminated when preparing this consolidated financial statement and are not disclosed in this footnote. The transactions between the Company and other related parties are as follows:

A.	Disposal of Financial Assets

	For the nine months ended September 30, 2016
	Financial Statement Account	Shares (In Thousands)	Marketable Securities Type and Name	Amount	Gain on Disposal
				NT$	NT$
Associates	Available-for-sale financial assets - non-current	57,810	Hsieh Yong Capital Co., Ltd. (Stock)	376,943	206,943

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2016 AND 2017 (UNAUDITED)

(EXPRESSED IN THOUSANDS OF NEW TAIWAN DOLLARS, EXCEPT EARNINGS PER SHARE)

B.	On June 30, 2016, the Company’s board of directors has adopted resolution to approve the entering into and execution of a “joint share exchange agreement” (the “Agreement”) with Advanced Semiconductor Engineering, Inc. ( the “ASE”) and agrees to establish a new holding company (the “Holdco”). The collaboration between the parties will result in synergies that can create a competitive advantages and opportunities for the future development and sustained growth of the semiconductor industry by enhancing efficiency and economies of scale as well deeply strengthening research and development and innovation capabilities, thereby providing customers with higher quality, more efficient, and well-rounded packaging and testing services. The Agreement will be conducted (1) at an exchange ratio of one ASE common share for 0.5 HoldCo common share, and (2) at NT$55 dollar in cash for each of SPIL’s common shares, with ASE and SPIL becoming wholly-owned subsidiaries of HoldCo.

C.	The cash consideration of NT$55 dollar has been adjusted to NT$51.2 dollar after excluding the NT$2.8 dollar per share cash dividend distribution approved by resolution at SPIL’s annual shareholders’ meeting in 2016 as well as a NT$1.0 per share payment from capital reserve. The NT$51.2 dollar cash consideration aforementioned will not be subject to further adjustment if the cash dividends distribution by SPIL in 2017 is less than 85% of SPIL’s after-tax net profit for the year 2016.

D.	The closing of the transaction will be subject to the necessary approvals by relevant domestic and foreign competent authorities. On November 16, 2016 The Taiwan Fair Committee has decided not to prohibit the merger transactions between the ASE and SPIL, and on May 16, 2017, the Company received an official confirmation letter from the US Federal Trade Commission (FTC) stating that the non-public investigation procedure has been closed. On November 24, 2017, the Anti-Monopoly Bureau under the Ministry of Commerce of the PRC (“MOFCOM”) approved the proposed combination on the following four conditions, among others:

1.	Holdco should maintain the legal personality of ASE and SPIL as independent competitors for a period of 24 months (“Restriction Period”).

2.	During the Restriction Period, HoldCo will only exercise limited shareholder rights. Such limitation includes: other than the right to obtain dividend related and financial information from ASE and SPIL, HoldCo should temporarily cease to exercise its other shareholder’s rights.

3.	During the Restriction Period, ASE and SPIL each covenants to provide services to customers on a non-discriminatory basis, and set service price and related transactional terms according to AML, reasonable commercial consideration and normal business operation.

4.	During the Restriction Period, ASE and SPIL each convents to not limit the customers’ choice of alternative suppliers of semiconductor packaging and testing businesses, and will cooperate with customers for requests related to switching such suppliers, under the circumstance that the customers obey the laws and regulations, and do not involves tort and breaking contracts.

All the conditions above are subject to further revisions in the official notice that may be published by MOFCOM from time to time. As of the date the condensed consolidated financial statements were authorized for issue by the management, the unsatisfied conditions includes the unconditional approvals at the Company and ASE’s shareholders meeting and, therefore, the share exchange transaction has not been completed. Since ASE and SPIL have now received all necessary antitrust clearances for the transaction, ASE will immediately proceed with the establishment of HoldCo. It is expected that an extraordinary general meeting will be convened in February 2018 and the establishment of HoldCo will be completed by the end of May 2018. This timeline, however, is subject to the review progress of competent authorities.

E.	The long stop date of the Agreement (the “Long Stop Date”), which means the expiration of the Agreement, is set at 18 months after the execution date of the Agreement (i.e., December 31, 2017) or a later date otherwise agreed upon in writing by both parties. If the closing of this transaction cannot be consummated due to failure of the conditions precedent to be satisfied on or before the Long Stop Date, the Agreement shall be terminated automatically at 0:00 on the day immediately following the Long Stop Date, except as otherwise agreed thereof. On December 14, 2017, the Company and ASE entered into a Supplemental Agreement to Joint Share Exchange Agreement to amend the definition of Long Stop Date as October 31, 2018 or a later date otherwise agreed in writing by the Company and ASE.

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2016 AND 2017 (UNAUDITED)

(EXPRESSED IN THOUSANDS OF NEW TAIWAN DOLLARS, EXCEPT EARNINGS PER SHARE)

F.	Personnel compensations to Directors, Supervisors, and Managements

	For the nine months ended September 30,
	2016	2017
	NT$	NT$
Short-term employee benefits	326,247	242,173
Post-employment benefits	64,530	2,256

	390,777	244,429

32.	Assets Pledged as Collateral

The following assets have been pledged as collateral against certain obligations of the Company:

	As of
Assets	December 31, 2016	September 30, 2017	Subject of collateral
	NT$	NT$
Time deposits (shown as other current assets - other)	357,400	355,100	Guarantees for customs duties and land leased from Science Park Administration

33.	Commitments and Contingencies

A.	If any of the events described below occurs during the period from the Execution Date until the Share Exchange Record Date, except the prior written consent of ASE, the Company shall not nor procure the Company’s subsidiaries to:

(1)	Issue any equity-linked securities (except for any share(s) newly issued as a result of the exercise of conversion rights by holders of the Company’s Foreign Convertible Bonds).

(2)	Except for the repurchase of shares from the shareholders exercising appraisal rights in connection with this Transaction in accordance with laws and regulations and Article 13 hereof or redemption of the Company’s Foreign Convertible Bonds as contractually agreed, directly or indirectly repurchase, individually or through any third party, its issued and outstanding shares or equity-linked securities, decrease capital, resolve for dissolution, or file for restructuring, settlement or bankruptcy.

(3)	Except subject to affirmative court judgments, arbitration awards or approvals, orders, administrative decisions or approved conditions/burdens or other requirements imposed by competent authorities (including, but not limited to, the Taiwan Stock Exchange, the Taiwan Fair Trade Commission, the United States Federal Trade Commission, the SEC, and the Antitrust Law Enforcement Authorities of Relevant Countries and Regions), none of the Company or any of its directors, managers, employees, agents or representatives may offer, agree, enter into or sign with any third party any contract, agreement or other arrangements in respect of any following matter: (a) any transaction that may involve a spin-off, a purchase or a sale of shares of non-financial investment nature, or any other transaction of similar nature; (b) a lease of all businesses or an entrustment, a joint operation, or an assumption of the entire business or assets from others (except for an assumption of the entire business or assets from others in an aggregated transaction amount less than NT$500,000); or (c) any merger and acquisition without issuing HoldCo’s shares, any sale of all or material assets or businesses of 100% Subsidiaries, any disposal of interest in material assets or businesses of 100% Subsidiaries, or exclusive licensing of all or material patents or technologies of 100% Subsidiaries, provided.

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2016 AND 2017 (UNAUDITED)

(EXPRESSED IN THOUSANDS OF NEW TAIWAN DOLLARS, EXCEPT EARNINGS PER SHARE)

However, if the Company receives a Superior Proposal from a third party the conditions of which are more favorable than those of this Transaction that cannot complete the Share Exchange under this Agreement due to its acceptance of a Superior Proposal as set forth above, the Company shall pay to ASE the amount of NT$17 billion as a termination fee for the Transaction.

B.	In September, 2017, Siliconware Electronics (Fujian) Co., Limited signed Confirmation on Transaction of Land Use Rights with Jinjiang Municipal Bureau of Land and Resources in Fujian Province and paid a deposit of $30,180 (RMB 6,619 thousand, recorded as refundable deposits – non-current). On November 16, 2017, Siliconware Electronics (Fujian) Co., Limited completed the agreement with Jinjiang Municipal Bureau of Land and Resources in Fujian Province to acquire land use right. The land is located at Integrated Circuit Industrial Park, Jinjiang City, Fujian Proviance, China with total transaction price of $469,196 (RMB 103,120 thousand). The amount was paid in full on November 29, 2017.

C.	In addition to the abovementioned contract price and unpaid amount of the land use rights of the Siliconware Electronics (Fujian) Co., Limited. , pursuant to future operating expansion, the Group entered into several facility construction agreements amounting to $1,574,096, of which $304,798 remained unpaid as of September 30, 2017.

D.	The Group entered into several contracts for the use of certain technologies and patents in exchange of royalty payments. Contracts are valid until the expiry of patents or upon termination by both parties.

E.	Future minimum lease payments under the non-cancellable operating leases are as follows:

As of September 30, 2017
NT$
Within 1 year	114,991
1-5 year(s)	302,288
Over 5 years	673,585

1,090,864

34.	Significant Event After the Reporting Period

A.	For latest progress regarding the agreement with Jinjiang Municipal Bureau of Land and Resources in Fujian Province, please refer to note 33.B.

B.	In order to participate in the prime period of growth for the mainland China semiconductor market, the Company forms a strategic alliance to expand the China market, and will use the proceeds of disposal on the investment of Taiwan headquarter. On November 24, 2017 SPIL (Cayman) Holding Limited, a subsidiary of SPIL, entered into an agreement with Tsinghua Unigroup Ltd. to dispose 30% shares of Siliconware Technology (Suzhou) Ltd. to Tsinghua Unigroup Ltd. with total transaction amount of $4,676,542 (RMB 1,026,000 thousand). The transaction will not have impact on the net income of the Group. As of December 14, 2017 the transaction has not yet completed.

35.	Financial Risk Management

The Group’s activities expose it to a variety of financial risk: market risk (including currency risk, price risk, and interest rate risk), credit risk and liquidity risk. The Group’s overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the Group’s financial performance.

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2016 AND 2017 (UNAUDITED)

(EXPRESSED IN THOUSANDS OF NEW TAIWAN DOLLARS, EXCEPT EARNINGS PER SHARE)

A.	Market risk

(1)	Currency risk

The Group operates internationally and is exposed to foreign exchange risk arising from various currency exposures, primarily with respect to the USD and the JPY. Foreign exchange risk arises from future commercial transactions, recognized assets and liabilities and net investments in foreign operations. The Group implements the policy of natural hedging and monitors the foreign exchange rate fluctuation closely to manage the risk. The Group’s exposure to foreign exchange risk is as follows:

	As of December 31, 2016
			Sensitivity analysis
(Foreign currencies: functional currencies)	Foreign Currencies in thousands	Exchange rates	Movement	Impact to profit and loss before tax
				(NT$)
Financial assets
Monetary assets
USD:NTD	800,272	32.200	1%	257,688
USD:RMB	17,786	6.9370	1%	5,727
Nonmonetary assets
USD:NTD	21,951	32.200	N/A	N/A
Investments accounted for using the equity method
USD:NTD	559	32.250	N/A	N/A
Financial Liabilities
Monetary liabilities
USD:NTD	596,659	32.300	1%	192,721
USD:RMB	113,280	6.9370	1%	36,589
JPY:NTD	3,838,753	0.2776	1%	10,656
JPY:RMB	596,668	0.0596	1%	1,656

	As of September 30, 2017
			Sensitivity analysis
(Foreign currencies: functional currencies)	Foreign Currencies in thousands	Exchange rates	Movement	Impact to profit and loss before tax
				(NT$)
Financial assets
Monetary assets
USD:NTD	629,810	30.210	1%	190,266
USD:RMB	55,040	6.6369	1%	16,628
Financial Liabilities
Monetary liabilities
USD:NTD	555,055	30.310	1%	168,237
USD:RMB	164,126	6.6369	1%	49,747
JPY:NTD	4,274,511	0.2711	1%	11,588
JPY:RMB	503,744	0.0591	1%	1,366

Note: Currency risk does not arise from financial instruments that are nonmonetary items and thus are not subject to sensitivity analysis

The total exchange loss recognized includes realized and unrealized loss arising from significant foreign exchange variation on the monetary items held by the Group for the nine-month periods ended September 30, 2016 and 2017 amounted to $337,206 and $62,991, respectively.

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2016 AND 2017 (UNAUDITED)

(EXPRESSED IN THOUSANDS OF NEW TAIWAN DOLLARS, EXCEPT EARNINGS PER SHARE)

(2)	Price risk

Pursuant to strategic investments objective, the Company is exposed to equity securities price risk in public market because of investments held by the Company, which are classified on the consolidated balance sheet as available-for-sale financial assets. To manage its market price risk, the Company monitors the future development of the investees and the market trend. Most investees of the Company are in electronic industry, of which ChipMOS Technologies Inc. and ChipMOS Technologies (Bermuda) Ltd. (merged with ChipMOS Technologies Inc. on October 31, 2016, with US$3.71 dollars in cash and 0.9355 shares of ADSs in exchange for each share in ChipMOS Technologies (Bermuda) Ltd.) are traded publicly in the market. ChipMOS Technologies Inc. is listed on Taiwan Stock Exchange, and ChipMOS Technologies (Bermuda) Ltd. and ADS of ChipMOS Technologies Inc. are listed on NASDAQ. For other equity investees that are not traded in public market, the Company implements suitable techniques to perform the assessments. As of December 31, 2016 and September 30, 2017, if the market price had increased/decreased by 10% with all other variables held constant, other comprehensive income would have increased/decreased by $352,579 and $472,818, respectively.

(3)	Interest rate risk

The Group’s interest rate risk arises from cash, interest bearing time deposits, and borrowings. Mostly, residual cash will be held as deposit. For the fixed rate of time deposits, the change of interest rate will have no impact on future cash flow, but have impact on fair value. As of December 31, 2016 and September 30, 2017, the Group held financial assets with cash flow interest rate risk of $6,092 and $0, respectively, and financial liabilities with cash flow interest rate risk of $21,083,583 and $19,739,900, respectively. If the interest rate had been increased/ decreased by 10 points (0.1%), income before income tax for the period would have been reduced/ increased by $14,544 and $14,805, respectively.

B.	Credit risk

The Group’s credit risk mainly arises from cash and cash equivalents (deposits with banks or financial institutions), accounts and notes receivable, other receivables and refundable deposits and etc.

(1)	For risks from banks and financial institutions, the Group periodically assesses their credit ratings based on information provided by external independent rating institutes. Furthermore, to minimize the credit risk, the Group allocates deposits based on each bank’s rating results. After the assessment, most of banks and financial institutions the Group transacts with are with minimum rating of “A”, which represents low credit default risks.

(2)	For risks from accounts and notes receivable, the Group assesses customers’ credit quality through internal risk assessment, taking into account of their current financial conditions and past transaction experiences. After the assessment, management does not expect significant losses from non-performance by these counterparties.

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2016 AND 2017 (UNAUDITED)

(EXPRESSED IN THOUSANDS OF NEW TAIWAN DOLLARS, EXCEPT EARNINGS PER SHARE)

(3)	Aging analysis of accounts receivables that were past due is as follows:

	As of December 31, 2016
	Total	Impaired	Unimpaired
	NT$	NT$	NT$
1-90 days	933,715	—	933,715
91-180 days	54,947	—	54,947
Over 180 days	5,401	1,695	3,706

	994,063	1,695	992,368

	As of September 30, 2017
	Total	Impaired	Unimpaired
	NT$	NT$	NT$
1-90 days	1,283,810	—	1,283,810
91-180 days	7,242	—	7,242
Over 180 days	10,575	1,695	8,880

	1,301,627	1,695	1,299,932

Note: As of December 31, 2016 and September 30, 2017, no impairment loss incurred on accounts receivables that are not past due.

(4)	As of December 31, 2016 and September 30, 2017, the Group’s ten largest customers accounted for 65% and 68% of accounts receivables, respectively. The Group considers the concentration of credit risk for the remaining accounts receivable is immaterial.

C.	Liquidity risk

The objective of liquidity risk management is to ensure the Group has sufficient liquidity to fund its business needs, and to maintain adequate cash, banking facilities to repay the borrowings. By considering its debt financing plans, covenant compliance, compliance with internal balance sheet ratio targets, and other important factors, the finance department of the Company monitors the Group cash requirements and forecasts its future cash flow.

The table below summarizes the maturity profile of the Group’s financial liabilities based on contractual terms (including principals and interests), which is presented on an undiscounted basis:

	As of December 31, 2016
	Less than 1 year	1-2 years	2-3 years	Over 3 years	Total
	NT$	NT$	NT$	NT$	NT$
Short-term Loans	2,761,041	—	—	—	2,761,041
Accounts Payable	8,194,647	—	—	—	8,194,647
Other Payables	11,896,517	—	—	—	11,896,517
Other Current Liabilities - Others	106,859	—	—	—	106,859
Convertible Bonds (include the current portion)	13,312,768	—	—	—	13,312,768
Long-term Loans (include the current portion)	3,714,850	2,851,419	5,959,549	6,402,421	18,928,239
Other Non-current Liabilities	—	63,215	—	8,279	71,494

	39,986,682	2,914,634	5,959,549	6,410,700	55,271,565

	As of September 30, 2017
	Less than 1 year	1-2 years	2-3 years	Over 3 years	Total
	NT$	NT$	NT$	NT$	NT$
Short-term Loans	3,527,708	—	—	—	3,527,708
Accounts Payable	7,742,849	—	—	—	7,742,849
Other Payables	10,893,616	—	—	—	10,893,616
Other Current Liabilities - Others	150,192	—	—	—	150,192
Convertible Bonds (include the current portion)	12,492,570	—	—	—	12,492,570
Long-term Loans (include the current portion)	2,704,651	5,566,788	5,406,399	3,023,227	16,701,065
Other Non-current Liabilities	—	5,384	211	8,098	13,693

	37,511,586	5,572,172	5,406,610	3,031,325	51,521,693

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2016 AND 2017 (UNAUDITED)

(EXPRESSED IN THOUSANDS OF NEW TAIWAN DOLLARS, EXCEPT EARNINGS PER SHARE)

36.	Capital Risk Management

A.	The capital includes common share, capital reserve, legal reserve, and other equity items. The Group’s objectives in managing capital are to maintain sufficient capital to expand production capacity and equipment, and ensure the Group has sufficient and necessary financial resources to deal with operating capital demand, capital expenditure, research and development expenditure, dividend expenditure, loan repayment, and other operating demand.

B.	Except for those mentioned in Note 18, the Company does not have to follow any restrictions of outside capital.

37.	Fair Value Information on Financial Instruments

A.	Fair value of financial instruments not carried at fair value

Except for convertible bonds which are measured at amortized cost, the management considers that the carrying amounts of financial assets and financial liabilities recognized in the consolidated financial statements approximate to their fair values. The fair value of the Group’s short-term financial instruments including cash and cash equivalents, receivables, time deposits, short-term loans, current portion of long-term borrowings, payables, receipts under custody and deposits received approximated their carrying amount due to their maturities within one year. The Group’s non-current financial instruments including non-interest bearing refundable deposits, receipts under custody, and bank loans carried at floating interest rates. The fair value of these financial instruments are approximated to its carrying amount due to the impact of discounting is not significant, or because the floating interest rates reset periodically to reflect the market conditions and the Group’s credit rating.

Convertible bonds (include the current portion):

	Carrying Amount	Fair Value (Level 3)
	NT$	NT$
December 31, 2016	12,712,651	12,841,188

September 30, 2017	12,144,926	12,240,390

The fair value was determined using discounted cash flow analysis with the applicable yield curve for the duration and recent transaction prices.

B.	The table below analyses financial instruments carried at fair value by valuation method. The different levels have been defined as follows:

Level 1: Quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: Inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3: Inputs for the asset or liability that are not based on observable market data.

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2016 AND 2017 (UNAUDITED)

(EXPRESSED IN THOUSANDS OF NEW TAIWAN DOLLARS, EXCEPT EARNINGS PER SHARE)

C.	The Company’s financial instruments measured at fair value are as follows:

Recurring basis:

	As of December 31, 2016
	Level 1	Level 2	Level 3
	NT$	NT$	NT$
Available-for-sale financial assets	$3,615,658	$178,176	$—

Financial liability at fair value through profit or loss	$—	$—	$773,908

	As of September 30, 2017
	Level 1	Level 2	Level 3
	NT$	NT$	NT$
Available-for-sale financial assets	$4,728,180	$—	$—

Financial liability at fair value through profit or loss	$—	$—	$346,746

Non-recurring basis:

None.

(1)	The fair value of financial instruments traded in active markets is based on quoted market price at the balance sheet date. For financial instruments with fair value not traded in active markets, the Company uses valuation techniques, which maximize the use of observable market data where it is available and relies as little as possible on entity specific estimates. The valuation technique currently used for unlisted available-for-sale securities is the market approach. The valuation is based on the benchmark companies’ stock prices and other specific indexes. If all significant inputs required to fair value an instrument are observable, the instrument is included in level 2. If one or more of the significant inputs is not based on observable market data, the instrument is included in Level 3.

Specific valuation techniques used to value financial instruments include:

A.	Quoted market prices or dealer quotes for similar instruments;

B.	Other techniques, such as discounted cash flow analysis, are used to determine fair value for the remaining financial instruments.

(2)	There were no transfers between Level 1 and 2 for nine months ended September 30, 2016 and 2017.

(3)	The fair value measurements for the Company’s derivative instruments are carried out on the basis of a binomial model, with measurement on a quarterly basis. In the course of the valuation process, the required market data are collected and the non-observable parameters are examined and updated as required on the basis of internally available current information. In particular, the premises of the enterprise value of the Company’s derivative instruments, as well as any significant changes in the input parameters and their respective effects on the value of the option, are reported to management on a quarterly basis.

(4)	Parameters with a significant influence on the measurement of the option are the value of the Company’s derivative instruments as determined with the use of a discounted cash flow method and the expected volatility of that value. The approach for volatility estimation was changed to a direct analysis of the historical volatility. The higher the volatility, the fair value of the Company’s derivative instrument will be higher. The volatilities as of December 31, 2016 and September 30, 2017 are 26.83% and 10.85%, respectively.

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2016 AND 2017 (UNAUDITED)

(EXPRESSED IN THOUSANDS OF NEW TAIWAN DOLLARS, EXCEPT EARNINGS PER SHARE)

(5)	Reconciliation of Level 3 fair value measurements of financial liabilities

	2016	2017
	NT$	NT$
As of January 1	1,798,920	773,908
(Gains) and losses recognized in profit or loss	(844,056)	(427,162)

As of September 30	954,864	346,746

The total gains or losses for the nine months ended September 30, 2016 and 2017 included gains of $844,056 and $427,162, respectively, relating to the financial liabilities at fair value on Level 3 fair value measurement and held at balance sheet date.

(6)	The Company has carefully assessed the valuation models and assumptions used to measure fair value. However, using different valuation models or assumptions may result in difference in fair value measurement. For financial assets and liabilities categorized within Level 3, a 10% increase in the value of stock market price would lead to a decrease in income before tax by $683, 482 and $996,593 for the nine months ended September 30, 2016 and 2017, respectively. On the other hand, a 10% decrease in the value of the stock market price would increase income before tax by $557,842 and $346,746 for the nine months ended September 30, 2016 and 2017, respectively. A 5% increase in the expected volatility of the value of the derivative instrument would lead to a decrease in income before tax by $266,357 and $265,516 for the nine months ended September 30, 2016 and 2017, respectively. A 5% decrease in the expected volatility of the value of derivative instrument would increase income before tax by $266,357 and $250,967, for the nine months ended September 30, 2016 and 2017, respectively.

38.	Segment Information

The Group’s packaging and testing services are provided in Taiwan and China. The chief operating decision maker determines the group’s performance based on the geographic perspective. The nature of services, production process, type of customers and service delivery model at these two geographical locations are similar. While the chief operating decision maker receives separate reports for each location, these two operating segments have been aggregated into one reportable segment as they have similar long-term average gross margins and have similar economic characteristics. As a result, the Group discloses a single reporting segment.

Exhibit 99.2

Operating and Financial Review and Prospects

This discussion and analysis should be read in conjunction with our unaudited consolidated financial statements and related notes contained in this Form 6-K.

Overview

We are one of the world’s leading independent providers of semiconductor packaging and testing services. We offer a full range of packaging and testing solutions, including advanced packages, substrate packages, lead-frame packages, and testing services for logic and mixed signal devices. We also offer our customers complete turnkey solutions, including packaging, testing and drop shipment service. For the nine months ended September 30, 2017, our consolidated revenue was NT$61,932 million (US$2,041.9 million) and our net income for that period attributable to equity holders of the Company was NT$5,816 million (US$191.8 million).

On June 30, 2016, Advanced Semiconductor Engineering, Inc. (“ASE”), a company incorporated under the laws of the ROC, and the Company entered into a Joint Share Exchange Agreement (the “Joint Share Exchange Agreement”) providing for the incorporation of ASE Industrial Holding Co., Ltd. (“HoldCo”), HoldCo’s purchase of the Company’s shares with cash and HoldCo’s purchase of all the common shares of ASE by issuing common shares of HoldCo to ASE’s shareholders (collectively, the “Share Purchase”). Following the announcement, ASE and SPIL filed applications to antitrust authorities in different jurisdictions in connection with the proposed transaction. ASE and SPIL received clearances from the Taiwan Fair Trade Commission and the U.S. Federal Trade Commission on November 16, 2016 and May 15, 2017, respectively.

On November 24, 2017, the Anti-Monopoly Bureau under the Ministry of Commerce of the PRC (“MOFCOM”) announced that it has conditionally approved the proposed transaction. Since ASE and SPIL have now received all necessary antitrust clearances for the transaction, ASE will immediately proceed with the establishment of HoldCo. It is expected that an extraordinary general meeting will be convened in February 2018 and the establishment of HoldCo will be completed by the end of May 2018. This timeline, however, is subject to the review progress of competent authorities.

If the Share Exchange Agreement is approved by the requisite vote of the Company’s shareholders and upon the completion of the Share Purchase (the “Effective Time”):

•	each Share issued and outstanding immediately prior to the Effective Time, including the treasury shares of the Company and Shares beneficially owned by ASE, will be cancelled in exchange for the right to receive NT$51.2, which represents NT$55.0, the original per Share consideration offered by ASE pursuant to the Share Exchange Agreement, minus a cash dividend and a return of capital reserve of NT$3.8 per Share in total, distributed by the Company on July 1, 2016. The Final Purchase Price will be made in NT dollars in cash, without interest and net of any applicable withholding taxes; and

•	each ADS, each representing five Shares, including the ADSs beneficially owned by ASE, will be cancelled in exchange for the right to receive, through the ADS Depositary (as defined below), the US dollar equivalent of NT$256 (representing five times of the Final Per Share Consideration) minus the total of (A) all processing fees and expenses per ADS in relation to the conversion from NT dollars into US dollars and (B) US$0.05 per ADS cancellation fees pursuant to the terms of the deposit agreement dated January 6, 2015 by and among the Company, JPMorgan Chase Bank, N.A. (the “ADS Depositary”) and the holders and beneficial owners from time to time of ADSs issued thereunder. The Final Per ADS Consideration will be made in US dollars in cash, without interest and net of any applicable withholding taxes.

The Share Purchase remains subject to the satisfaction or waiver of the conditions set forth in the Share Exchange Agreement, including obtaining the requisite approval of the shareholders of the Company and approvals or no objections of relevant antitrust authorities in the Republic of China, the United States and the People’s Republic of China.

Under specified circumstances in which the Joint Share Exchange Agreement is terminated, the Company may be required to pay a termination fee of NT$17.0 billion. In the event of material defaults by the Company, the Company may be required to pay ASE a liquidated damage of NT$8.5 billion and reimburse ASE and their affiliates for their expenses in connection with the Share Purchase; and in the event of material defaults by ASE, ASE may be required to pay the Company and its affiliates a liquidated damage of NT$8.5 billion and reimburse the Company and its affiliates for their expenses in connection with the Share Purchase, in each case, as described under the section “Event of Default and Liquidated Damages” of The Share Exchange Agreement.

General Factors Affecting Our Results of Operations

Please refer to Item 5 in our 2016 annual report on Form 20-F that the Company filed with the U.S. SEC on April 11, 2017.

Description of Revenue and Cost Items

Net Operating Revenues

We generate our net operating revenues primarily from semiconductor packaging and testing operations. Net operating revenues from our semiconductor packaging activities consist of our service fees and the cost of raw materials we purchase to provide semiconductor packaging services. We price our packaging services on a per unit basis taking into account the complexity of the services to be provided, the prevailing market conditions, the order size, the strength and history of our relationship with the customer and our capacity utilization. We charge our testing services based on the specific test and the time, usually measured in seconds, to run a test, taking into account the complexity of the semiconductor device and the customer’s test program. Our customers are generally invoiced at the time when services are rendered, with varying terms of credit between 30 and 90 days from the time of billing.

Operating Costs

Our operating costs consist principally of:

•	cost of raw materials purchased for semiconductor packaging services;

•	direct labor costs; and

•	overhead, including depreciation and maintenance of production equipment, indirect labor costs, indirect material costs and utilities.

Operating Expenses

Our operating expenses consist of the following:

•	Selling, General and Administrative Expenses. Selling, general and administrative expenses consist primarily of salaries and related personnel expenses, other marketing expenses, fees for professional services, and the cost of computers to support our operations.

•	Research and Development Expenses. Research and development expenses consist primarily of salaries, bonuses and related costs for technology development, technology license fees allocated to research and development, and depreciation and maintenance of equipment and various materials used in our research and development processes. We expect our research and development expenses to grow as we hire additional staff and purchase additional equipment for research and development purposes.

Taxation

The corporate income tax rate in Taiwan, which currently applies to us, is 17%. Based on our status as a company engaged in the semiconductor packaging and testing business in Taiwan.

The Industrial Development Bureau of the Ministry of Economic Affairs has granted permission for a five-year income tax exemption of our 2007 registered capitalization plan in 2008. We acquired the work completion certificate from the Taichung City Government Economic Development Bureau in 2013, and selected 2015 as the starting period for the income tax exemption.

Results of Operations

The following table shows selected results of operations data as a percentage of our net operating revenues for the periods indicated.

	Nine-Month Period ended September 30,
	2016	2017
	%	%
Net operating revenues	100.0	100.0
Operating costs	(77.6)	(80.1)

Gross profit	22.4	19.9

Operating expenses:
Selling expenses	(1.2)	(1.2)
General and administrative expenses	(4.1)	(3.7)
Research and development expenses	(4.8)	(4.7)

Operating expenses	(10.1)	(9.6)
Other income and expense	(0.3)	—

Operating profit	12.0	10.3
Net non-operating income (expense)	1.2	0.6

Income before income tax	13.2	10.9
Income tax expense	(1.7)	(1.5)

Net income	11.5	9.4

The nine months ended September 30, 2017 compared to the nine months ended September 30, 2016

Net operating revenues. Net operating revenues decreased by 1.6% from NT$62,934 million for the nine months ended September 30, 2016 to NT$61,932 million (US$2,041.9 million) for the nine months ended September 30, 2017. The decrease in net operating revenues was primarily due to the growth of sales volume, but offset by the price reduction and appreciation of the NT dollar. The packaging revenue decreased by 3.8% from NT$55,478 million for the nine months ended September 30, 2016 to NT$53,376 (US$1,759.8 million) for the nine months ended September 30, 2017. The testing revenue increased by 14.8% from NT$7,456 million for the nine months ended September 30, 2016 to NT$8,556 (US$282.1 million) for the nine months ended September 30, 2017.

Gross profit and gross margin. Our gross profit decreased by 12.7% from NT$14,122 million for the nine months ended September 30, 2016 to NT$ 12,329 million (US$406.5 million) for the nine months ended September 30, 2017 mainly due to the increase of operating costs as a result of increase in the volume of sales. Our gross margin (gross profit as a percentage of net operating revenues) decreased from 22.4% for the nine months ended September 30, 2016 to 19.9% for the nine months ended September 30, 2017, mainly attributable to appreciation of the NT dollar.

Operating expenses. Operating expenses decreased by 6.3% from NT$6,377 million for the nine months ended September 30, 2016 to NT$5,974 million (US$197.0 million) for the nine months ended September 30, 2017. Operating expenses as a percentage of net operating revenues was 10.1% and 9.6% for the nine months ended September 30, 2016 and 2017, respectively.

Selling expenses. Selling expenses increased by NT$12 million for the nine months ended September 30, 2017 mainly due to an increase in salary expenses.

General and administrative expenses. General and administrative expenses decreased by NT$300 million for the nine months ended September 30, 2017 mainly due to a decrease in employee bonuses as a result of decrease in profit before tax and professional fees.

Research and development expenses. Research and development expenses decreased by NT$116 million for the nine months ended September 30, 2017 mainly due to a decrease in employee bonuses as a result of decrease in profit before tax.

Other income and expenses. Other income increased by NT$222 million for the nine months ended September 30, 2017 mainly due to the decrease in loss on damages and claims.

Operating income and operating margin. We recorded operating income of NT$7,560 million and an operating margin of 12.0% (operating income as a percentage of net operating revenues) for the nine months ended September 30, 2016 and generated operating income of NT$6,392 million (US$210.7 million) and an operating margin of 10.3% for the nine months ended September 30, 2017. The decrease in operating margin was primarily due to decrease in gross profit.

Net non-operating income. Our net non-operating income decreased from NT$733 million for the nine months ended September 30, 2016 to NT$374 million (US$12.3 million) for the nine months ended September 30, 2017. The decrease in net non-operating income was primarily due to a decrease in valuation gains on financial liabilities at fair value through profit and loss from NT$844 million for the nine months ended September 30, 2016 to NT$427 million (US$14.1 million) for the nine months ended September 30, 2017 and decrease in gains on disposal of investments of NT$161 million (US$5.3 million), partially offset by the decrease in foreign exchange losses of NT$174 million (US$5.7 million).

Income tax expense. We recognized income tax expense of NT$1,039 million for the nine months ended September 30, 2016 compared to NT$949 million (US$31.3 million) for the nine months ended September 30, 2017 primarily due to decrease in taxable income. Effective tax rate increased from 12.53% in 2016 to 14.0% in 2017.

Net income. As a result of the factors discussed above, our net income decreased from NT$7,253 million for the nine months ended September 30, 2016 to NT$5,816 million (US$191.8 million) for the nine months ended September 30, 2017.

Liquidity and Capital Resources

We need cash primarily for capacity expansion, equipment purchases and working capital. We believe that our working capital is sufficient for our requirements for the next year. Although we have historically been able to satisfy our working capital needs from cash flow from operations, our ability to expand our capacity has been largely dependent upon, and will continue to depend upon, our ability to finance these activities through the issuance of equity securities, long-term borrowings and the issuance of convertible and other debt securities. Our ability to meet our working capital needs from cash flow from operations will be affected by the demand for our manufacturing services, which in turn may be affected by several factors, many of which are outside of our control, such as economic downturns and declines in the average selling prices of our manufacturing services caused by oversupply in the market. To the extent that we do not generate sufficient cash flow from our operations to meet our cash requirements, we may rely on external borrowings and securities offerings. Pursuant to the loan agreement, we should maintain, on a semi-annual and annual basis, certain financial covenants, such as current ratio, liability to tangible net worth ratio as well as the ratio of interest coverage. As of September 30, 2017, we were in full compliance with all the financial covenants. We have not historically relied, and we do not plan to rely in the foreseeable future, on off-balance sheet financing arrangements to finance our operations or expansion.

Liquidity

As of September 30, 2017, our primary source of liquidity was NT$20,783 million (US$685.2 million) of cash and cash equivalents. As of September 30, 2017, we had total availability under existing short-term lines of credit of NT$9,019 million (US$297.4 million) from six domestic and foreign financial institutions, of which NT$3,664 million (US$120.8 million) were used as letters of credit, guarantees and short-term borrowings. All of our short-term facilities are revolving facilities with a term of one year, which may be extended for terms of one year each with lender’s consent.

As of September 30, 2017, we had short-term and long-term borrowings of NT$3,480 million (US$114.7 million) and NT$16,260 million (US$536.1 million) respectively, outstanding under these facilities.

The following table sets forth our cash flows with respect to operating activities, investing activities, financing activities and the effect of exchange rate changes on cash for the periods indicated.

	Nine-Month Period ended September 30,
	2016	2017	2017
	NT$	NT$	US$
	(in millions)
Net cash provided by (used in):
Operating activities	$13,669	$13,084	$431.4
Investing activities	(10,607)	(10,149)	(334.6)
Financing activities	(8,751)	(6,506)	(215.4)
Effect of exchange rate changes on cash	(325)	(123)	(4.1)

Net increase (decrease) in cash and cash equivalents	$(6,014)	$(3,694)	$(121.8)

Net Cash Provided by Operating Activities

For the nine months ended September 30, 2017, net cash provided by operations was NT$13,084 million (US$431.4 million) compared to NT$13,669 million for the nine months ended September 30, 2016. The decrease in net cash provided by operating activities was primarily the result of decrease of net income and increase in accounts receivable of NT$1,910 million (US$63.0 million) for the nine months ended September 30, 2017.

Net Cash Used in Investing Activities

For the nine months ended September 30, 2017, cash used in investing activities was NT$10,149 million (US$334.6 million) compared to NT$10,607 million for the nine months ended September 30, 2016. The decrease in net cash used in investing activities was primarily due to the proceeds from disposed of available-for-sale financial assets of NT$1,454 million (US$ 47.9 million) in 2016 and offset by decrease on acquisition of property, plant and equipment of NT$1,232 million (US$ 40.6 million).

Net Cash Used in Financing Activities

Net cash used in financing activities was NT$6,506 million (US$214.5 million) for the nine months ended September 30, 2017. For the nine months ended September 30, 2017, net cash used in financing activities reflected primarily the payment of stockholders’ dividends and cash distribution from capital reserve of NT$ 5,454 million (US$179.8 million) , proceeds from long-term loans of NT$1,000 million (US$33 million) and repayment of long-term loans of NT$2,993 million (US$98.7 million).

Net cash used in financing activities was NT$8,751 million (US$288.5 million) for the nine months ended September 30, 2016. For the nine months ended September 30, 2016, net cash used in financing activities reflected primarily the payment of stockholders’ dividends and cash distribution from capital reserve of NT$11,842 million (US$390.4 million), proceeds from long-term loans of NT$7,000 million (US$230.8 million) and repayment of long-term loans of NT$3,809 million (US$125.6 million).

Capital Resources

We have made, and expected to continue to make, substantial capital expenditures in connection with the expansion of our equipment purchases and building improvements in Taichung, Hsinchu, Changhua and Suzhou. Our budget for capital expenditures for 2017 is approximately NT$15,500 million (US$511.0 million), which is mostly funded from our retained earnings and borrowings. We expect that our capital expenditures in 2017 will primarily consist of expanding our advanced packaging and testing capacity. We may adjust the amount of our capital expenditures upward or downward based on the progress of our capital projects, market conditions and our anticipation of future business outlook. As a result, we may need to invest in new capacity to improve our economies of scale and reduce our production cost, which would require us to raise additional capital.

Transactions with Related Parties

We have not extended any loans or credit to any of our directors or executive officers, and we have not provided guarantees for borrowings by any of these persons. We have not entered into any fee-paying contract with any of these persons to provide services not within the capacity of director or executive officer of our company.

We have, from time to time, purchased raw materials and sold our manufacturing services to our affiliated companies. We believe that these transactions with related parties have been conducted either on arm’s-length terms or on terms more favorable to us than arm’s-length terms.

Off-Balance Sheet Arrangements

As of September 30, 2017, we had no off-balance sheet arrangements.